December 20, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes

Re:	Regions Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Form 10-Q for Quarterly Period Ended June 30, 2011

Filed August 4, 2011

Form 10-Q for Quarterly Period Ended September 30, 2011

Filed November 3, 2011

File No. 000-50831

Dear Ms. Hayes:

Regions Financial Corporation (the “Company”) has received the comment letter from the Staff dated December 16, 2011 addressed to David J. Turner, Jr. relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, Form 10-Q for the quarterly period ended June 30, 2011, and the Form 10-Q for the quarterly period ended September 30, 2011 (the “Filing” or “Filings”), which were filed with the Securities and Exchange Commission on February 24, 2011, August 4, 2011 and November 3, 2011, respectively.

The Company notes that the Staff has requested that the Company either: (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the Staff’s comments, and is in the process of preparing a response to these comments. The Company expects that it will be in a position to respond to all of the Staff’s comments by January 13, 2012, and would be grateful if the Staff could accommodate the Company in this regard.

Should you have any questions or wish to discuss the foregoing, please feel free to contact me at (205) 326-4972.

Sincerely,

/s/ Hardie B. Kimbrough, Jr.
Hardie B. Kimbrough, Jr.
Executive Vice President/Controller

cc:	Securities and Exchange Commission: Staci Shannon, Stephanie Hunsaker, Michael Seaman

Sullivan & Cromwell LLP: Rodgin Cohen, Jared Fishman